Exhibit 99.7

Nuran Wireless Inc.

Consolidated Financial Statements

December 31, 2024 and 2023

Consolidated Financial Statements
Consolidated Statements of Financial Position	6
Consolidated Statements Net Loss and Comprehensive Loss	7
Consolidated Statements of Shareholders’ Equity (Deficiency)	8
Consolidated Statements of Cash Flows	9
Notes to Consolidated Financial Statements	10-66

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INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Nuran Wireless Inc.

Opinion

We have audited the consolidated financial statements of Nuran Wireless Inc. and its subsidiaries (together, the “Company”), which comprise the consolidated statement of financial position as at December 31, 2024, and the consolidated statements of net loss and comprehensive loss, changes in shareholders’ equity (deficiency) and cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2024, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards (“GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audits of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 to the consolidated financial statements which indicates that as at December 31, 2024, the Company had a working capital deficiency of $19,103,397 and an accumulated deficit of $72,797,613 and, for the year then ended, the Company incurred a net loss of $8,755,860 and an operating cash deficiency of $6,221,099. These events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those that, in our professional judgement, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2024. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

In addition to the matter described in the Material Uncertainty Related to Going Concern section, we have determined the matter described below to be the key audit matter to be communicated in our report.

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Key audit matter description	How our audit addressed the key audit matter

Convertible Debentures

(Refer to note 17 in the consolidated financial statements)

On August 16, 2024, the Company issued unsecured convertible debentures in the principal amount of US$2,194,772 with an original issue discount equal to 25% of the payable amount, an interest rate of 15% per annum and a maturity of August 16, 2026.

The convertible debentures represent a hybrid financial instrument with the conversion option being an embedded derivative that was classified as fair value through profit and loss.

As at December 31, 2024, the derivative liability was valued at $nil and management recorded a fair value adjustment on the derivative liability for the year of $53,482 in the consolidated statements of net loss and comprehensive loss.

The accounting treatment for the convertible debentures requires judgment in estimating the respective fair values of the liability and the derivative components.

This matter is a key audit matter because the amounts are material and estimating the fair value of the convertible debentures and the fair value of` the embedded derivate requires the use of an appropriate valuation model that incorporates the interest rate, the Company’s share price, and the volatility rate.

Our procedures included, amongst others:

●     We obtained and reviewed the agreement and confirmed the terms of the convertible debentures outstanding balance with the counter party;

●     We analysed the Company’s assessment of the accounting treatment of the convertible debentures;

●     We assessed the mathematical accuracy of the calculations of the derivative liability on the initial recognition and as at year-end including the appropriateness of the interest rate, share price and volatility rate used by management;

●     We assessed the mathematical accuracy of the calculations of the outstanding debentures balance and its related interest.

●     We assessed the reasonableness of the Company’s accounting treatment and disclosure of the convertible debentures and their related embedded derivate in accordance with IFRS 9;

Other Matter

The consolidated financial statements of the Company as at and for the year ended December 31, 2023, were audited by another auditor who expressed an unmodified opinion on those statements on April 26, 2024.

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Other information

Management is responsible for the other information. The other information comprises the information included in the Management’s Discussion and Analysis (“MD&A”) but does not include the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the MD&A and we do not express and form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the MD&A identified above and, in doing so, consider whether the MD&A is materially inconsistent with the consolidated financial statements, or our knowledge obtained in the audit, or otherwise appears to be misstated.

We obtained the MD&A prior to the dale of this auditor’s report. If based on the work we have performed on this MD&A, we conclude that there is a material misstatement of this MD&A, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB, and Tor such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

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●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

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From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Ahmad Aslam.

Toronto, Ontario	Chartered Professional Accountants
April 30, 2025	Licensed Public Accountants

Nuran Wireless Inc.

Consolidated Statements of Financial Position

As at December 31, 2024 and 2023

(Expressed in Canadian dollars)

	2024	2023
	$	$
ASSETS
Current assets
Cash	1,171,558	172,880
Trade and other receivables (Note 6)	3,503,607	2,102,290
Scientific research and experimental development tax credits receivable	115,800	147,981
Accrued revenues (Note 7)	4,242,683	4,016,476
Work in progress	645,541	351,324
Inventories (Note 8)	5,075,950	4,788,808
Prepaid expenses	52,898	43,360
Security deposits and deposits on purchase of goods	1,317,304	825,802
Current assets	16,125,341	12,448,920
Non-current assets
Property, plant and equipment (Note 9)	193,704	274,863
Intangible assets (Note 10)	7,332,733	6,999,547
Right-of-use assets (Note 11)	226,643	487,278
Non-current assets	7,753,081	7,761,688
Total assets	23,878,422	20,210,608

LIABILITIES
Current Liabilities
Trade and other payables (Note 12)	11,336,962	9,824,571
Deferred revenue (Note 13)	2,520,879	1,486,454
Loans payable (Note 14)	14,404,484	9,393,761
Convertible debentures (Note 17A)	5,069,589	4,145,918
Convertible debentures and derivative liability (Note 17B)	1,706,926	—
Current portion of lease liabilities (Note 16)	189,898	233,820
Current liabilities	35,228,738	25,084,523
Non-current liabilities
Lease liabilities (Note 16)	66,739	293,768
Total liabilities	35,295,477	25,378,292

Shareholders’ deficiency
Share capital (Note 18)	54,994,088	51,413,683
Warrants (Note 19)	761,495	792,537
Contributed surplus (Note 20)	6,731,440	6,623,292
Fair value of conversion option (Note 21)	41,846	21,990
Foreign exchange in translation of foreign operations	(1,148,311)	22,567
Accumulated deficit	(72,797,613)	(64,041,753)
Total shareholders’ deficiency	(11,417,055)	(5,167,684)
Total liabilities and shareholders’ deficiency	23,878,422	20,210,608

Nature of operations and going concern (Note 1)
Subsequent events (note 33)

These consolidated financial statements were approved by the Board of Directors of the Company on April 30, 2025, and signed on their behalf by:

Director	Director

The accompanying notes are an integral part of the consolidated financial statements.

Nuran Wireless Inc.

Consolidated Statements of Net Loss and Comprehensive Loss

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

	2024	2023
	$	$
Revenue (Note 31)	4,364,327	3,199,125
Cost of sales	2,032,713	2,655,305
Gross profit	2,331,615	543,820

Selling expenses (Note 28)	798,660	910,662
Administrative expenses (Note 28)	6,821,129	7,380,941
Employee shared-based compensation (Note 28)	—	6,264
Financial expenses (Note 24)	2,596,960	3,599,987
Research and development costs, net of $115,780 in tax credit ($126,738 as at December 31, 2023)	675,678	478,889
	10,892,426	12,376,744
Loss before other elements	(8,560,812)	(11,832,924)
Other elements
Gain / (loss) on debt settlement (Note 14)	146,946	(366,340)
Impairment of inventory (Note 8)	(4,930)	—
Impairment of assets (Note 9)	(72,357)	—
Write-off of assets (Note 9)	(22,274)	—
Write-off of inventory (Note 8)	(173,193)	—
Loss on disposal of assets	—	(757)
Waive of lease liabilities (Note 16)	75,648	—
Loss on loan	—	(106,461)
	(50,160)	(473,558)
Loss before income taxes	(8,610,971)	(12,306,482)
Income tax expense
Income tax (Note 23)	144,888	15,763
Net loss for the year	(8,755,860)	(12,322,245)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:

Foreign exchange difference on translation of foreign operations	(1,170,878)	191,355

Comprehensive loss for the year	(9,926,738)	(12,130,890)

Net loss per share (Note 22)
Basic and diluted loss per share	(0.16)	(0.32)

Weighted average number of outstanding common shares	53,832,351	38,648,463

The accompanying notes are an integral part of the consolidated financial statements.

Nuran Wireless Inc.

Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

								2024
	Share capital		Warrants	Contributed Surplus	Fair value of the conversion option	Translation reserve	Accumulated deficit	Total Shareholders’ deficiency
	Number	$	$	$	$	$	$	$
Balance as at January 1, 2024	43,043,579	51,413,683	792,537	6,623,292	21,990	22,567	(64,041,753)	(5,167,684)
Issue of share capital (Note 18)	14,650,553	1,842,306	—	—	—	—	—	1,842,306
Net loss for the year	—	—	—	—	—	—	(8,755,860)	(8,755,860)
Foreign exchange in translation of foreign operations	—	—	—	—	—	(1,170,878)	—	(1,170,878)
Convertible debenture (Note 16)	—	1,588,204	—	—	19,856	—	—	1,608,060
Debenture conversion (Notes 17A and 18)	1,000,000	227,000	—	—	—	—	—	227,000
Issue of warrants (Note 19)	—	(77,106)	77,106	—	—	—	—	—
Warrants forfeited (Note 18 and 19)	—	—	(108,148)	108,148	—	—	—	—
Balance as at December 31, 2024	58,694,132	54,994,088	761,495	6,731,440	41,846	(1,148,311)	(72,797,613)	(11,417,055)

								2023
	Share capital		Contributed Surplus	Contributed Surplus	Fair value of the conversion option	Translation reserve	Accumulated deficit	Total Shareholders’ deficiency
	Number	$	$	$	$	$	$	$
Balance as at January 1, 2023	35,008,197	46,948,232	6,085,741	3,020,950	20,564	(168,788)	(51,719,508)	4,187,191
Issue of share capital (Note 17)	3,659,215	970,970	—	—		—	—	970,970
Net loss and total comprehensive income
for the year	—	—	—	—		—	(12,322,245)	(12,322,245)
Foreign exchange in translation of foreign operations	—	—	—	—		191,355		191,355
convertible debenture (Note 16)	—	613,466	—	—	1,426	—	—	614,892
Debenture conversion share capital (Notes 16 and 17)	3,056,167	1,053,888	—	—	—	—	—	1,053,888
Issue of warrants (Note 18)	—	(60,873)	60,873	—	—	—	—	—
Exercise of warrants (Notes 18 and 19)	1,250,000	1,888,000	(1,888,000)	—	—	—	—	—
Warrants expired (Note 18 and 19)			(3,448,342)	3,448,342				—
Warrants forfeited (Note 18 and 19)			(24,000)	24,000				—
Employee shared-based compensation (Notes 17, 18 and 19)	70,000	—	6,264	130,000	—	—	—	136,264
Balance as at December 31, 2023	43,043,579	51,413,683	792,537	6,623,292	21,990	22,567	(64,041,753)	(5,167,684)

The accompanying notes are an integral part of the consolidated financial statements.

Nuran Wireless Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

	2024	2023
in Surplus (Deficiency)	$	$
OPERATING ACTIVITIES
Net loss and total comprehensive income	(8,755,860)	(12,322,245)
Non-cash flow adjustments:
Depreciation of property, plant and equipment	84,979	84,441
Depreciation of intangible assets	24,245	35,838
Depreciation of right-of-use assets	210,269	225,861
Amortization of OID	544,790	60,469
Interest on lease liabilities	34,225	46,060
Interest on overdue payables	32,156	101,215
Gain on disposal of assets		757
Gain on debt settlement	(146,946)	—
Impairement of inventory	4,930	—
Impairment of assets	72,357	—
Waive of lease liabilities	(75,648)	—
Gain (loss) write-off of assets	22,274	—
Gain (loss) write-off of inventory	173,193	—
Share-based payment expense	—	84,720
Warrants issued for services	—	136,264
Interest expense on factoring agreement	899,321	—
Interest expense on loans	728,207	820,616
Interest expense on convertible debentures	484,043	1,566,168
Accretion of convertible debentures	762,097	541,924
Expected credit loss adjustment	(90,618)	(12,297)
Net change in working capital items
Trade and other receivables	(1,855,233)	3,564,612
Accrued revenues	(226,207)	(4,016,238)
Tax credits receivable	32,181	131,830
Work in progress	(294,217)	(351,324)
Inventories	(460,335)	124,552
Prepaid expenses	(9,538)	(3,752)
Security deposits and deposits on purchase of goods	(491,502)	(573,963)
Trade and other payables	1,041,313	917,541
Deferred revenue	1,034,425	253,523
Net cash used in operating activities	(6,221,099)	(8,583,427)
INVESTING ACTIVITIES
Proceeds from the disposal of property, plant and equipment	—	8,974
Purchase of property, plant and equipment	(35,775)	(65,850)
Purchase of intangible assets	(357,431)	(486,203)
Payments for leasehold improvements	—	(150,866)
Net cash generated in investing activities	(393,206)	(693,945)
FINANCING ACTIVITIES
Proceeds from long-term debt	—	13,240,431
Proceeds from lease liabilities	—	155,587
Proceeds loans	3,829,499	—
Proceeds (repayment of) promissory notes	630,000	(1,500,000)
Proceeds (repayment of) from factoring agreement	1,255,002	(3,566,193)
Repayment of loans	(809,421)	—
Repayment of lease liabilities	(229,529)	(276,644)
Repayment convertible debentures	—	(75,000)
Proceeds from convertible debentures	3,008,309	1,097,318
Net cash generated in financing activities	7,683,861	9,075,500
Net increase in cash	1,069,556	(201,872)
Cash, beginning of year	172,880	183,397
Effect of exchange rates on cash	(70,878)	191,355
Cash, end of year	1,171,558	172,880

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nuran Wireless Inc. (“Nuran”) was incorporated in the province of British Columbia, Canada on September 23, 2014. Nuran’s registered office is located at 1000 – 595 Burrard Street, Vancouver BC V7X 1S8 and its place of business is at 2150, Cyrille-Duquet, suite 100, Québec (Québec) G1N 2G3.

Nuran’s shares are traded on the Canadian Securities Exchange (the “CSE”) under the trading symbol “NUR”.

Nuran with its subsidiaries (together, the “Company”) operates in the research, development, manufacturing, marketing and operation of digital electronic circuits and wireless telecommunication products and services to the mobile telephony industry.

A summary of Nuran’s subsidiaries included in these consolidated financial statements as at December 31, 2024 is as follows:

Name of subsidiaries	Country of incorporation	Percentage ownership	Functional currency	Principal activity
Innovation Nutaq Inc.	Canada	100%	CAD	Wireless solutions
Nuran Wireless (Africa) Holding	Mauritius	100%	USD	Holding company
Nuran Wireless DRC SA	DRC	100%	USD	Wireless solutions
Nuran Wireless Cameroon Ltd	Cameroon	100%	XAF	Wireless solutions
Nuran Wireless Benin S.A.R.L.U	Benin	100%	XOF	Wireless solutions
Nuran Wireless Madagascar S.A.R.L.U	Madagascar	100%	MGA	Wireless solutions
Nuran Wireless Cote d’Ivoire S.A.R.L.U	Ivory Coast	100%	XOF	Wireless solutions

XAF – Central African Francs; XOF – West African Franc; MGA – Malagasy Ariary;

The Company provides products and services that help Mobile Network Operators (MNOs) profitably serve off-grid markets. The main strategy is to finance, build, sell to a customer and manage rural cellular infrastructure telecommunications sites, monetizing the assets through a Network as a Service (NaaS) business model that has been developed by the Company. It also sells products and services direct to MNOs and others which they build into their own networks.

These consolidated financial statements have been prepared on a going concern basis of accounting, which assumes that the Company will continue operations for the foreseeable future and be able to realize the carrying value of its assets and discharge its liabilities and commitments in the normal course of business. For the year ended December 31, 2024 the Company incurred a net loss of $8,755,860 (2023 - $12,322,245) and used net cash of $6,221,099 (2023 - $9,075,500) in operating activities and, as of that date, had an accumulated deficit of $72,797,613 (2023 - $64,041,753) and a working capital deficiency of $19,103,397 (2023 – $12,635,603).

While these conditions indicate the existence of uncertainties that cast a doubt on the Company’s ability to continue as a going concern, they highlight the need for ongoing capital and operational management. The Company has a history of securing sufficient debt and equity funding and continues to actively pursue additional financing to support its operations and growth, and the Company has also realised recent growth in revenue which reduces the need to raise capital at the same level in the future. Management is focused on executing its strategy centered around the Network-as-a-Service (NaaS) model, which includes the deployment of over 5,000 rural mobile sites under contracts signed between 2020 and 2024.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN (CONTINUED)

The transition to the NaaS model involves significant upfront investment in network infrastructure. However, the Company has made meaningful progress in restructuring and repositioning its operations, including improving revenue generation and the operational performance of existing NaaS sites.

Although material uncertainties remain that could impact the Company’s ability to continue as a going concern, no adjustments have been made to the carrying amounts of assets and liabilities in these consolidated financial statements.

2.	BASIS OF ACCOUNTING

Basis of accounting

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards issued by the International Accounting Standards Board (“IASB”), and Interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”). The accounting policies set out below were consistently applied to all periods presented unless otherwise noted. These financial statements have been prepared on an accrual basis and are based on historical cost.

The consolidated financial statements for the year ended December 2024 (including comparatives) were approved and authorized for issue by the Board of Directors on April 30, 2025. The Board of Directors of the Company has the power to amend the consolidated financial statements after issue.

Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its profit and loss The financial statements of the subsidiaries are included in these consolidated financial statements from the date on which control commences until the date on which control ceases. Details of the subsidiaries are included in note 1.

Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses (except for foreign currency transaction gains or losses) arising from intra-group transactions, are eliminated on consolidation.

Profit or loss and other comprehensive income of subsidiaries acquired or disposed of during the 12 months period are recognized from the effective date of acquisition, or up to the effective date of disposal, as applicable.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

2.	BASIS OF ACCOUNTING (CONTINUED)

Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars (“dollar”), which is Nuran’s presentation currency. All amounts have been rounded to the nearest dollar unless otherwise indicated. Details of the subsidiaries’ functional currencies are included in note 1.

Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currencies at the exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognised in consolidated statements of net loss and comprehensive loss.

Foreign operations

The assets and liabilities of foreign operations are translated into Canadian dollars at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into Canadian dollars at the average exchange rates for the period. Foreign currency differences are recognized in other comprehensive income (loss) and accumulated in the translation reserve. For the current year, a loss of $1,170,878 was recognized in the translation reserve (2023 - $191,355).

3.	MATERIAL ACCOUNTING POLICY INFORMATION

Revenue

To determine whether to recognize revenue, the Company follows a five-step process:

1.	Identifying the contract with a customer;

2.	Identifying the performance obligations;

3.	Determining the transaction price;

4.	Allocating the transaction price to the performance obligations;

5.    Recognizing revenue when/as performance obligations are satisfied. Revenue arises from the sale of goods and the rendering of services and is measured at the consideration to which the Company expects to be entitled in exchange for transferring promised goods and services to customer, excluding sales taxes.

The Company recognizes revenue from -two sources: sale of goods and rendering of services (Network as a Service).

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Sale of goods

Performance obligations for the Company’s revenue that is derived from the sale of goods is recognised at a point in time, when control of the goods has transferred to the customer. This is generally when the goods are delivered to the customer. However, for export sales, control might also be transferred when delivered either to the port of departure or port of arrival, depending on the specific terms of the contract with a customer. There is limited judgement needed in identifying the point control passes: once physical delivery of the products to the agreed location has occurred, the Company no longer has physical possession, usually will have a present right to payment (as a single payment on delivery) and retains none of the significant risks and rewards of the goods in question.

Revenue is derived from fixed price contracts and therefore the amount of revenue to be earned from each contract is determined by reference to those fixed prices. There is a fixed unit price for each product sold, with reductions given for bulk orders placed at a specific time. Therefore, there is no judgement involved in allocating the contract price to each unit ordered in such contracts (it is the total contract price divided by the number of units ordered).

Network as a Service (“NaaS”)

The Company’s Network as a Service (“NaaS”) contracts normally contain two performance obligations: the construction and sale of the network site, and the operation of the network site. Revenue for the construction and sale of the network site is recognised at a point in time, when the network has been constructed and accepted by the customer. Legal title is not passing to the customer until the defined transfer date. Revenue for the network operation is recognised typically on an over time basis, over the life of the contract. This is because the customer simultaneously receives and consumes the benefits of the network operation services throughout the term of the contract and the contracts require payment to be received for the time and effort spent by the Company on progressing the contract.

The Company’s NaaS contracts operating revenue is a fixed guaranteed minimum amount plus a variable portion equal to a percentage of the gross margin (defined as gross revenue generated by the site less allowable direct costs deducted by the Mobile Network Operator) earned by the network over the life of the contract. When estimating the percentage of gross margin earned by the network sites the Company has been constrained because it does not yet have sufficient historical experience to reliably estimate the value of the payment that will be received and is a function of the mobile voice and data traffic which is unknown.

On the sale of network sites, the Company accepts monthly instalment payments from the date the site is accepted/recognized as operational up to the contractual transfer date, in advance of the transfer of the legal title (sale). The Company measures the amount of revenue to recognise on delivery of the goods by calculating a financing component at the interest rate that would have applied had the Company borrowed the funds from its customer.

The transaction price is then allocated between all performance obligations on a relative stand-alone selling price basis. The stand-alone selling price per site is estimated based on the expected cost of building the site, including the financing component, plus a profit margin (Gross Cost). The difference between the Gross Cost and the estimate of the Gross Margin for each of the Network’s sites, is classified as operational income.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

3.	MATERIAL ACCOUNTING POLICYINFORMATION (CONTINUED)

The costs of fulfilling contracts do not result in the recognition of a separate asset because for service contracts, revenue is recognised over time by reference to the stage of completion meaning that control of the asset (the design service) is transferred to the customer on a continuous basis as work is carried out. Consequently, no asset for work in progress is recognised.

Property, plant and equipment

Property, plant and equipment are initially recognized at acquisition cost, including any costs directly attributable to bringing the assets to the location and condition necessary for it to be operated in the manner intended by the Company’s management. They are subsequently measured using the cost model, cost less accumulated depreciation and impairment losses.

Depreciation is recognized according to the following methods to write down the cost less estimated residual value, if any. The following rates are applied:

	Methods	Rates

Leasehold improvements	straight-line	5 years
Equipment and furniture, telecommunication system, furniture and fixtures	decreasing	20%
Computer equipment	decreasing	30%

The residual value, depreciation method and useful life of each asset are reviewed at least at each financial year-end.

Gains or losses arising from the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized in profit or loss when incurred.

Intangible assets

Recognition of intangible assets

The acquired computer software is capitalized on the basis of costs incurred to acquire and install the specific software. Trademarks acquired are recognized as intangible assets at their cost. The Company also develops third and forth generation mobile networks (3G,4G).

Expenditure on the research phase of projects is recognized as an expense as incurred. Costs that are attributable to a project’s development phase are recognized as intangible assets, provided that they meet the following recognition requirements:

■	The development costs can be measured reliably;

■	The project is technically and commercially feasible;

■	The Company intends and has sufficient resources to complete the project;

■	The Company has the ability to use or sell the asset;

■	The asset will generate probable future economic benefits.

Development costs not meeting these criteria for capitalization are expensed as incurred. Directly attributable costs include employee costs incurred on development along with an appropriate portion of relevant overheads.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Subsequent measurement

All intangible assets are accounted for using the cost model whereby capitalized costs (except for trademarks) are amortized over their estimated useful lives, as these assets are considered finite. The following amortization method and rate are applied:

	Method	Rate

Software	Straight-line	20%
3G and 4G software	Units of production	—

As no finite useful life for trademarks can be determined, related carrying amounts are not amortized.

The residual value, depreciation method and useful life of each asset are reviewed at least at each financial year-end.

Gains or losses arising from the disposal of intangible assets are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized in profit or loss when incurred.

Right-of-use assets

Right-of-use assets are initially measured at the amount of the lease liability. Subsequent to initial measurements, right-of-use assets are amortized on a straight-line basis over the remaining term of the lease.

Impairment of financial assets

A maximum 12-month allowance for ECL is recognized from initial recognition reflecting the portion of lifetime cash shortfalls that would result if a default occurs in the 12 months after the reporting date, weighted by the risk of a default occurring.

A lifetime ECL allowance is recognized if a significant increase in credit risk is detected subsequent to the instruments initial recognition reflecting lifetime cash shortfalls that would result over the expected life of a financial instrument.

A lifetime ECL allowance is recognized for credit impaired financial instruments.

The Company assesses all information available, including on a forward-looking basis the expected credit losses (ECL) associated with any financial assets carried at amortized cost.

The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due. The Company considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Company in full or when the financial asset is more than 90 days past due.

The carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Company determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Financial instruments

Recognition and initial measurement

The Company recognizes financial liability when it becomes a party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, except for financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in profit or loss. Where an instrument contains both a liability and equity component, these components are recognized separately based on the substance of the instrument, with the liability component measured initially at fair value and the equity component assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component.

Derecognition of financial liabilities

The Company derecognizes a financial liability only when its contractual obligations are discharged, cancelled or expire.

Classification and subsequent measurement

Subsequent to initial recognition, all financial liabilities are measured at amortized cost using the effective interest rate method. Interest, gains and losses relating to a financial liability are recognized in profit or loss. Financial liabilities measured at amortized cost are comprised of accrued liabilities.

Financial assets are classified into the following categories:

■	Amortized cost;

■	Fair value through profit or loss (FVPL);

■	Fair value through other comprehensive income (FVOCI).

For the periods considered, all financial assets of the Company are classified into the amortized cost category.

The classification is determined by both the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset.

All income and expenses relating to financial assets are recognized in profit or loss.

Subsequent measurement of financial assets

After initial recognition, these are measured at amortized cost using the effective interest method, minus, if any, an allowance for impairment loss. Discounting is omitted where the effect of discounting is immaterial. Cash and trades and other receivables fall into this category of financial instruments.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Impairment of financial assets

IFRS 9’s impairment requirements use more forward-looking information to recognize expected credit losses. Instruments within the scope of the requirements included accounts receivable. Recognition of credit losses is no longer dependent on the Company first identifying a credit loss event. Instead, the Company considers a broader range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions, and reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.

In applying this forward-looking approach, a distinction is made between:

■	Financial instruments that have not deteriorated significantly in credit quality since initial recognition or that have low credit risk (“Stage 1”); and
■	Financial instruments that have deteriorated significantly in credit quality since initial recognition and whose credit risk is not low (“Stage 2”).

“Stage 3” would cover financial assets that have objective evidence of impairment at the reporting date.

“Twelve-month expected credit losses” are recognized for the first category while “lifetime expected credit losses” are recognized for the second category.

Measurement of the expected credit losses is determined by a probability-weighted estimate of credit losses over the expected life of the financial instrument.

The Company assesses the impairment of trade accounts receivable on an individual basis since they originate from specific contracts.

Classification and measurement of financial liabilities

The Company’s financial liabilities include trade and other payables, deferred revenue, loans payable, long-term debt, convertible debentures and derivative liabilities and lease liabilities.

Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Company designated a financial liability at fair value through profit or loss.

Subsequently, financial liabilities are measured at amortized cost using the effective interest method except for derivatives and financial liabilities designated at FVPL, which are carried subsequently at fair value with gains or losses recognized in profit or loss.

All interest-related charges and, if applicable, changes in an instrument’s fair value that are reported in the profit and loss are included within financial expenses.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Convertible debentures

Convertible debentures are financial instruments which are accounted for separately dependent on the nature of their components: a financial liability and an equity instrument. The identification of such components embedded within a convertible debenture requires significant judgment given that it is based on the interpretation of the substance of the contractual arrangement. Where the conversion option has a fixed conversion rate, the financial liability, which represents the obligation to pay coupon interest on the convertible debentures in the future, is initially measured at its fair value and subsequently measured at amortized cost. The residual amount is accounted for as an equity instrument at issuance. Where the conversion option has a variable conversion rate, the conversion option is recognized as a derivative liability measured at fair value through profit and loss. The residual amount is recognized as a financial liability and subsequently measured at amortized cost. Original issuance discount represents the difference between the face value and the actual proceeds received from the debentures and loans which is amortized over time through accretion. The fair value adjustment is the difference between the present value of the existing debenture and the present value of the new debenture. The determination of the fair value is also an area of significant judgment given that it is subject to various inputs, assumptions and estimates including: contractual future cash flows, discount rates, credit spreads and volatility.

The Company accounts for amendments to convertible debt as a substantial modification if one of the following tests are met:

■	The present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument; or

■	A significant change in the terms and conditions such that immediate derecognition is required with no additional quantitative analysis.

A substantial modification shall be accounted for like an extinguishment. If any of the tests above are not met, the debt is accounted for as a debt modification.

Leases

An agreement is a lease if the agreement conveys the right to obtain substantially all of the economic benefit from the use of the identified asset and the right to direct the use of the identified asset.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Company as a lessee

The Company leases certain property, plant and equipment as right-of-use assets. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Assets and liabilities arising from a lease are initially measured on a present value basis, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease liabilities include the present value of fixed and variable payments, residual value guarantees, exercise of purchase options if reasonably certain to be exercised and any penalties for terminating the lease if reasonably certain to terminate. Right-of-use assets are measured at cost comprised of the amount of the initial measurement of the lease liability plus any lease payments made before the lease commencement date, any initial direct costs and restoration costs. Lease payments are allocated between finance charges and a reduction of the outstanding lease obligation. Finance charges are recognized in net earnings, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs. If the underlying right-of-use asset transfers to the lessee at the end of the lease term or the lessee is reasonably certain to exercise a purchase option, the depreciation shall be the useful life of the right-of-use asset in accordance with the Company’s depreciation methods and rates based on the class of the right-of-use asset. Otherwise, the right-of-use assets are depreciated over the shorter of the useful life of the asset and the lease term on a straight-line basis. The Company is exposed to potential future increases in variable lease payments based on an index or rate which are not included in the lease liability until they take effect. When the adjustments for variable payments take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

For any contracts with a short-term or if the present value of the right-of-use asset has a low-value, the Company will expense the lease payments as incurred and no right-of-use asset will be recorded.

Right-of-use assets are initially measured at the amount of the lease liability. Subsequent to initial measurements, right-of-use assets are amortized on a straight-line basis over the remaining term of the lease.

Lease liabilities

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by reference to the rate inherent in the lease unless (as is typically the case) this is not readily determinable, in which case the Company’s incremental borrowing rate on commencement of the lease is used. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate. Subsequent to initial measurement, lease liabilities increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made.

Income taxes

The tax expense recognized in the profit or loss comprises the sum of deferred taxes and current taxes not recognized directly in equity.

Current income tax assets and/or liabilities comprise those obligations to, or claims from, tax authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. Current taxes are payable on taxable profit, which differs from profit or loss in the consolidated financial statements. The calculation of current taxes is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. However, deferred taxes are not provided on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit.

Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided that those rates are enacted or substantively enacted by the end of the reporting period.

Deferred tax assets are recognized to the extent that it is probable that the underlying tax loss or deductible temporary difference will be utilized against future taxable income. This is assessed based on the

Company’s forecast of future operating results, adjusted for significant non-taxable income and expenses and specific limits on the use of any unused tax loss or credit. Deferred tax liabilities are always provided for in full.

Deferred tax assets and liabilities are offset only when the Company has the right and intention to set off current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are directly in equity, in which case the related deferred taxes are also recognized in equity.

Investment tax credits and government assistance

Investment tax credits and government assistance related to current expenses are accounted for as a reduction of research and development costs and as other revenue, respectively, while those related to the acquisition of property, plant and equipment or intangible assets are accounted for as a reduction of the cost of the related asset. Investment tax credits and government assistance are accrued in the 14 months period in which the related expenses or capital expenditures are incurred, provided that the Company is reasonably certain that the credits will be received. Investment tax credits must be examined and approved by tax authorities and it is possible that the amounts granted will differ from the amounts recorded.

Inventories

Raw materials are valued at the lower of cost and net realizable value, the cost being determined using the first in, first out method. Raw materials consists of the materials used in the manufacturing of equipment. Finished goods are valued at the lower of cost and net realizable value, the cost being determined using the first in, first out method. Finished goods consist of the equipment used in production, sites construction for NaaS sites, which are sold upon completion of NaaS sites.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Equity and Reserves

Share capital represents the paid-up capital of shares that have been issued, net of share issue cost.

Retained earnings (deficit) include all current and prior period retained profits and losses.

Contributed surplus includes costs recognized in accordance with the share-based compensation, warrants and expired convertible debenture equity components.

Unit placements

The proceeds from the issued units are allocated between the shares and the warrants using the fair value method. Proceeds are allocated between shares and warrants based on the relative weight of the fair value of each component. The fair value of the shares is determined by the market price and the warrants by using Black-Scholes option pricing model.

Share-based compensation

The Company operates an equity-settled share-based remuneration plan for its employees, which is not cash-settled. Moreover, the Company may grant warrants to its suppliers as payment of goods and services. All goods and services received in exchange for the grant of any share-based payments are measured at their fair value.

Where employees are rewarded using share-based payments, the fair value of employees’ services is determined indirectly by reference to the fair value of the equity instruments granted.

Where suppliers are rewarded using share-based payments, the Company estimates the fair value of the goods or services received, unless such fair value cannot be estimated reliably. In such a case, the fair value of the goods or services is determined indirectly by reference to the fair value of the equity instruments granted.

The fair value of the equity instruments granted is appraised at the grant date and excludes the impact of non-market vesting conditions (for example, profitability and sales growth targets and performance conditions).

All share-based remuneration is ultimately recognized as an expense in profit or loss with a corresponding credit to equity in “Contributed surplus”. If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest.

Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Estimates are subsequently revised if there is any indication that the number of share options expected to vest differs from previous estimates. Any adjustment to cumulative share-based compensation resulting from a revision is recognized in the current period. The number of vested options ultimately exercised by holders does not impact the expense recorded in any period.

Upon exercise of warrants or share options, the proceeds received and the compensation costs previously recorded as contributed surplus, net of any directly attributable transaction costs, are allocated to share capital.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

For those warrants that expire unexercised, the recorded value is transferred from warrant reserve to the deficit. Expired options remain in the contributed surplus.

Provisions, contingent assets and contingent liabilities

Provisions for legal disputes, onerous contracts or other claims are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic resources will be required from the Company and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain.

Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. Provisions are discounted to their present values, where the time value of money is material.

Any reimbursement that the Company can be virtually certain to collect from a third party with respect to the obligation is recognized as a separate asset. However, this asset may not exceed the amount of the related provision.

No liability is recognized if an outflow of economic resources as a result of present obligations is not probable. Such situations are disclosed as contingent liabilities unless the outflow of resources is remote.

Significant management judgments in applying accounting policies and estimation uncertainty

The Company makes certain estimates and assumptions regarding the future. Estimates and judgements are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Significant management judgments

■	Going concern:

The assessment of the Company’s ability to continue as a going concern, to raise sufficient funds to pay for its ongoing operating expenditures and to discharge its liabilities for the ensuing year involves significant judgment based on historical experience and other factors, including the expectation of future events that are believed to be reasonable under the circumstances (Note 1).

Capitalization of internally developed software:

Distinguishing the research and development phases of a new customized software project and determining whether the recognition requirements for capitalization of development costs are met requires judgment. After capitalization, management monitors whether the recognition requirements continue to be met and whether there are any indicators that capitalized costs may be impaired (Note 10).

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

■	Debt modification:

The Company needs to exercise judgment to determine the impact of any changes to the terms of the convertible debentures and then apply the guidance set out in IFRS 9 - Financial Instruments to determine whether the change is considered a debt extinguishment or a debt modification (Notes14, 17).

Estimation uncertainty

■	Inventories:

Management estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology, or other market-driven changes or their routing and use oversea that may reduce future selling prices.

■	Recognition of investment tax credits:

Determining the amount of investment tax credits requires estimates and significant judgment as management needs to assess if research and development projects for which investment tax credits are claimed are eligible, as well as assessing if the expenses incurred are eligible.

■	Expected credit loss of trade accounts receivable:

Significant estimates and judgments are required in the application of IFRS 9 when measuring the expected credit losses and the assessment of expected credit loss provisions required for trade accounts receivable, including the forward-looking information to adjust historic loss rates (Note 6).

■	Share-based compensation:

Significant estimates and judgments are required in determining the fair value of the equity instruments granted as share-based compensation or the fair value of goods or services received. The estimated value of share-based compensation requires the selection of an appropriate valuation model and data and consideration as to the volatility of the Company’s own shares, the probable life of share options and warrants granted and the time of exercise of those share options and warrants. The model used by the Company is the Black-Scholes valuation model (Notes 19 and 20).

■	The determination of the recoverable amount of non-financial assets:

In assessing impairment, management estimates the recoverable amount of each asset of the cash-generating unit based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainties relate to assumptions about future operating results and the determination of a suitable discount rate.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

■	The determination of incremental borrowing rate used and expected lease lengths in the application of IFRS 16 - Leases:

Determining the incremental borrowing rate is more complex than simply determining the weighted rate that an entity pays on its current borrowings. The Company determines the incremental borrowing rate by taking into consideration the base rate, financing factors, and asset factors. The Company determines the expected lease lengths by assessing the periods for which the lease contract is enforceable. A lease is no longer enforceable when the lessee and the lessor each has the right to terminate the lease without permission from the other party with no more than an insignificant penalty (Note 16).

■	Effective interest rate of convertible financial instruments:

For accounting of convertible financial instruments, the Company needs to determine the effective interest rate required to evaluate the fair value of the liability component. The effective interest rate should be the market rate of interest that would be payable on a similar debt instrument that does not include an option to convert. Determining such a market rate requires assumptions such as comparable loans on the market and qualitative and quantitative analysis of the financial position of the Company (Note 17).

●	Income taxes:

The determination of the Company’s tax expense or recovery for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings, which affect the extent to which potential future tax benefits may be used.

●	Fair value of the derivative liability:

Determining the fair value of the derivative liability involves the application of the partial differential equations method. The Company uses its judgment to select a valuation model and to develop unobservable inputs to determine the fair values of the derivative liability at the end of each reporting period. Determining the fair values of the derivative liability requires management to use significant unobservable inputs related to the expected volatility and the credit spread. The valuation of the convertible debenture is subjective and can impact profit and loss significantly.

4.	APPLICATION OF NEW AND REVISED ACCOUNTING STANDARDS

The Company adopted the amendments to IAS 1 Presentation of Financial Statements regarding the classification of liabilities as current or non-current and non-current liabilities with covenants, amendments to IFRS 16 Leases regarding the measurement requirements for sale and leaseback transactions, and amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Statements: Disclosures regarding additional disclosures about supplier finance arrangements, which were effective for annual periods beginning on or after January 1, 2024. These amendments did not have a material impact on the consolidated financial statements.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

4.	APPLICATION OF NEW AND REVISED ACCOUNTING STANDARDS (CONTINUED)

Future changes in significant accounting policies

At December 31, 2024, the following standards and interpretations which may be applicable to the Company, but have not yet been applied in these consolidated financial statements, were in issue but not yet effective: IFRS 18 Presentation and Disclosure in Financial Statements and consequential amendments to other IFRS standards:

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1, IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions. The Company is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027 with early adoption permitted. The Company has not early adopted this IFRS.

Amendments to IAS 21

Lack of exchangeability requires an entity to use a consistent approach when exchanging a currency into another. If the currency is unexchangeable, a consistent approach must be used in determining the exchange rate and necessary disclosures.

The Company does not anticipate these amendments to have a significant impact on its financial statements.

5.	OPERATING SEGMENTS

During the year ended December 31, 2024, the Company operated as a manufacturer of digital electronic circuits and wireless telecommunication products, which was considered one reportable segment under the requirements of IFRS 8.

The Company changed its business model in its subsidiaries to act also as a Network as a Service (NaaS) entity in various geographical areas which was considered another reportable segment under the requirements of IFRS 8.

The operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

6.	TRADE AND OTHER RECEIVABLES

	2024	2023
	$	$
Trade accounts receivable, gross	2,069,928	1,276,580
Allowance for credit losses	(90,618)	(3,925)
	1,979,309	1,272,655
Indirect taxes receivable	1,524,298	829,636
	3,503,607	2,102,291

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

6.	TRADE AND OTHER RECEIVABLES (CONTINUED)

All amounts are short-term amounts. Accordingly, the carrying amount of trade and other receivables is considered a reasonable approximation of their fair value. The Company does not hold any collateral as security.

The expected loss rates are based on the Company’s historical credit losses experienced over the four-year period prior to the year end.

The variation of the allowance for credit losses is presented below:

	For the years ended December 31,
	2024	2023
	$	$
Opening balance	3,925	16,222
Write-off	—	(11,916)
Impairment loss	79,464	—
Exchange difference on allowance for credit losses	7,228	(381)
Closing balance	90,618	3,925

The lifetime expected loss provision for trade receivables is as follows:

					2024
December 31, 2024	Current	More than 30 days past due	More than 60 days past due	More than 90 days past due	Total

Expected loss rate	0%	0%	0%	5.59%	4.38%
Gross carrying amount	$277,462	$69,787	$100,563	$1,622,116	$2,069,928
Loss provision	$—	$—	$—	$90,618	$90,618

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

6.	TRADE AND OTHER RECEIVABLES (CONTINUED)

					2023
December 31, 2023	Current	More than 30 days past due	More than 60 days past due	More than 90 days past due	Total

Expected loss rate	0%	0%	0%	0.40%	0.31%
Gross carrying amount	$99,048	$117,437	$85,674	$974,421	$1,276,580
Loss provision	$—	$—	$—	$3,925	$3,925

7.	ACCRUED REVENUES

	2024	2023
	$	$
Equipments sale	4,583,728	3,727,083
Services revenues	4,572,793	1,730,424
Interest revenues	664,858	405,998
Sites revenues (Note 3)	(5,578,696)	(1,847,029)
	4,242,683	4,016,476

Accrued revenues represents the cumulative deployment and construction sites revenue recognized under IFRS 15 for which the performance obligation has not been delivered.

8.	INVENTORIES

	2024	2023
	$	$
Raw materials	1,273,705	988,766
Finished goods	1,107,284	678,482
Work in progress	2,694,961	3,121,560
	5,075,950	4,788,808

During the year, management impaired $4,930 ($nil in 2023) of inventory in profit and loss. Management also write off $173,193 ($nil for 2023) of inventory in profit and loss.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

9.	PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment and their carrying amounts are detailed as follows:

	2024
	Leasehold improvements	Equipment and furniture, telecommunication system, furniture and fixtures	Computer equipment	Total
	$	$	$	$
Gross carrying amount
Balance as at December 31, 2023	7,727	763,928	354,258	1,125,913
Additions	1,269	1,498,500	1,501,050	3,000,819
Disposal	—	—	—	—
Write- off	—	(37,435)	—	(37,435)
Current translation effects	—	(1,478,175)	(1,496,550)	(2,974,725)
Balance as at December 31, 2024	8,996	746,818	358,758	1,114,572
Depreciation and impairment
Balance as at December 31, 2023	3,773	549,011	298,267	851,051
Depreciation	1,610	8,987,906	1,868,879	10,858,394
Disposal	—	—	—	—
Write- off	—	(15,161)	—	(15,161)
Current translation effects	—	(8,924,665)	(1,848,751)	(10,773,416)
Balance as at December 31, 2024	5,383	597,090	318,395	920,868
Carrying amount as at December 31, 2024	3,613	149,728	40,363	193,704

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

9.	PROPERTY, PLAN AND EQUIPMENT (CONTINUED)

	2023
	Leasehold improvements	Equipment and furniture, telecommunication system, furniture and fixtures	Computer equipment	Total
	$	$	$	$
Gross carrying amount
Balance as at December 31, 2022	7,727	717,625	344,445	1,069,797
Additions	—	49,436,933	3,089,357	52,526,290
Disposal	—	(531,310)	—	(531,310)
Current translation effects	—	(48,859,318)	(3,079,544)	(51,938,862)
Balance as at December 31, 2023	7,727	763,930	354,258	1,125,914
Depreciation and impairment
Balance as at December 31, 2022	2,229	488,970	275,412	766,611
Depreciation	1,544	5,214,395	1,065,690	6,281,630
Disposal	—	(964)	—	(964)
Current translation effects	—	(5,153,390)	(1,042,835)	(6,196,225)
Balance as at December 31, 2023	3,773	549,011	298,267	851,051
Carrying amount as at December 31, 2023	3,954	214,919	55,991	274,863

For the year ended December 31, 2024, a total of $22,274 ($nil in 2023) of assets was written off and included in profit and loss as other elements.

Amortization charges for each of the reporting periods are included in profit or loss and detailed as follows:

	For the years ended December 31,
	2024	2023
	$	$
Cost of sales	9,546	5,615
Administrative expenses	53,194	54,104
Research and development costs	22,238	25,685
	84,978	85,404

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

10.	INTANGIBLE ASSETS

The Company’s intangible assets and their carrying amounts are detailed as follows:

	2024
	Software	Trademarks	Total
	$	$	$
Gross carrying amount
Balance as at December 31, 2023	7,803,221	44,244	7,847,465
Additions
Under development	364,479	—	364,479
Acquired	(7,050)	—	(7,050)
Balance as at December 31, 2024	8,160,650	44,244	8,204,894

Depreciation and impairment
Balance as at December 31, 2023	847,917	—	847,917
Amortization	24,245	—	24,245
Balance as at December 31, 2024	872,162	—	872,162
Carrying amount as at December 31, 2024	7,288,489	44,244	7,332,733

	2023
	Software	Trademarks	Total
	$	$	$
Gross carrying amount
Balance as at December 31, 2022	7,317,016	44,244	7,361,260
Additions
Under development	431,400	—	431,400
Acquired	54,805	—	54,805
Balance as at December 31, 2023	7,803,221	44,244	7,847,465

Depreciation and impairment
Balance as at December 31, 2022	812,079	—	812,079
Amortization	35,838	—	35,838
Balance as at December 31, 2023	847,917	—	847,917
Carrying amount as at December 31, 2023	6,955,303	44,244	6,999,547

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

10.	INTANGIBLE ASSETS (CONTINUED)

Amortization charges for each of the reporting periods are included in profit or loss and detailed as follows:

	For the years ended December 31,
	2024	2023
	$	$
Cost of sales	4,975	18,240
Research and development costs	3,836	4,795
Administrative expenses	15,434	12,803
	24,245	35,838

As at December 31, 2024, software includes software under development at a cost of $4,399,997 ($4,035,649 as at December 31, 2023).

11.	RIGHT-OF-USE ASSETS

The Company’s right-of-use assets and their carrying amounts are detailed as follows:

	2024	2023
	$	$
Gross carrying amount
Balance as at December 31, 2023	1,038,642	887,776
Addition	17,240	119,405
Impairment	(180,103)	—
Current translation effects	(60,728)	31,461
Balance as at December 31, 2024	815,051	1,038,642

Depreciation and impairment
Balance as at December 31, 2023	551,364	325,503
Amortization	197,785	209,961
Impairement	(127,280)	—
Current translation effects	(33,461)	15,900
Balance as at December 31, 2024	588,408	551,364
Carrying amount as at December 31, 2024	226,643	487,278

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

11.	RIGHT-OF-USE ASSETS (CONTINUED)

For the year ended December 31, 2024, a total of $(4,751) ($nil in 2023) of assets was included in profit and loss as foreign exchange difference on translation of foreign operations and $72,357 ($nil in 2023) as loss on Impairment.

12.	TRADE AND OTHER PAYABLES

	2024	2023
	$	$
Accounts payable and accrued liabilities
Shareholders	39,400	39,400
Others	10,518,371	9,153,435
Salaries and payroll deductions payable	779,191	631,736
	11,336,962	9,824,571

As at December 31, 2024, accounts payable include $209,480 relating to intangible asset purchases ($280,146 as at December 31, 2023) and $39,400 ($39,400 as at December 31, 20223 relating to unpaid interest on convertible debentures (Note 17).

13.	DEFERRED REVENUES

	2024	2023
	$	$
Customer advances	2,520,879	1,486,454
	2,520,879	1,486,454

Deferred revenues represent advance payments received from customers which have not been invoiced as of December 31, 2024.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

14.	LOANS PAYABLE

	2024	2023
	$	$

Loan from non-related company (a)	226,910	173,686
Loan from non-related company (b)	2,839,102	2,644,915
Loan from non-related company (c)	7,003,329	6,047,716
Loan from non-related company (d)	355,645	527,444
Loan from non-related company (e)	150,000	—
Loan from non-related company (f)	3,829,499	—
	14,404,484	9,393,761

Given their short-term maturity, the carrying amount of loans payable is considered a reasonable approximation of their fair value.

a)	The loan from a non-related company is secured by a chattel mortgage on the universality of the Company’s assets.

The loan relates to a factoring agreement dated October 4, 2023, for the sale of $287,306 of receivables owed to Nuran by its operating subsidiaries in Africa for gross proceeds of $173,686.

Under the terms of the agreement, the creditor has recourse against the Company in certain circumstances. If the creditor delivers a recourse notice, the Company has the option of satisfying any repurchase request of the account in cash at 107% of the price originally paid by the creditor for the account or by issuing units of the Company (each a “Unit”) at $0.225 per Unit for the amount of the account. Each Unit is to be comprised of (i) one share in the capital of the Company; and (ii) three quarters (3/4) of one warrant exercisable into one additional share of the Company at $0.25until October 4, 2026.

The loan bears interest until the creditor has received payment, at a rate of 15% per annum.

During the year ended December 31, 2024, the Factor requested the conversion of debt under this agreement totaling a value of $33,750, including interest, in common shares of the Company. Taking into account the book value of the debt converted the carrying value recorded for these shares was $24,900.

The cost of the loan for the year ended December 31, 2024 was $76,462 (2023 - $16,118) and was included in in profit and loss as financial expenses.

b)	This secured promissory note of USD $1,653,947, dated April 24, 2023 from a US-based institution. This note bears interest at 10% per annum and the maturity date was initially October 24, 2023 but was extended as follows.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

14.	LOANS PAYABLE (CONTINUED)

On December 4th, 2023, the Company extended the loan facility until October 21, 2024. As consideration, an extension fee of $230,117 was added to the principal and the Company issued the lender 5,000,000 share purchase warrants to replace the existing warrants of 2,000,000 held by the lender, with each warrant exercisable to acquire a share of the Company at an exercise price of $0.25 which expire on December 1, 2025. In addition, the Company agreed to add a conversion feature to the loan, at $0.225 per common share of the Company (Note 19). Any securities issuable upon exercise of these warrants or conversion of the loan are to be subject to a statutory hold period of four months and one day (see Note 19). Lending fee of US$45,000, accrued interest of US$123,142 and extension fee of US$169,895 were added to the principal amount.

On June 24, 2024 the Company further extended the loan facility until December 31, 2025. As consideration, the Company agreed to increase the principal amount of the loan by US $230,117 as an extension fee, increased the interest rate to the default rate of 24% per annum and agreed to a repayment schedule to commence following the first drawdown under the Facility for Energy Inclusion (FEI) loan facility and monthly thereafter starting October 31, 2024. The lender also agreed to subordinate the loan to the FEI. A lending fee of US$50,000, accrued interest of US$259,190, compounded interest of US$83,164 and an extension fee of US$230,117 were added to the principal amount. The repayment requirement was not met.

On December 31, 2024, the Company repaid US$ 618,186for a remaining balance of US$1,973,106,

c)	The loan from a non-related company relates to an agreement with a lender dated August 28, 2023, for the sale of up to $15 million of receivables owed to the Company by its operating subsidiaries in Africa. Pursuant to the agreement, the Company sold receivables valued at $8.65 million for gross proceeds of $5,438,340 consisting of:

(i)	a cash payment of $4,638,340 used to settle outstanding loans advanced by short term lenders, who are affiliates of the lender (d);

(ii)	a cash payment of $800,000 from August 31, 2023 to October 30, 2023 for the purpose of funding working capital requirements.

Under the terms of the agreement, the lender has recourse against the Company for any sold receivables, in certain circumstances. If the lender delivers a recourse notice, the Company has the option of satisfying any repurchase request of the recourse account in cash at 107% of the price originally paid by the lender for the recourse account or by issuing units of the Company at $0.35 per Unit for the amount of the recourse account. Each Unit to be comprised of (i) one share in the capital of the Company; and (ii) three quarters (3/4) of one warrant exercisable into one additional share of the Company at $0.40 until August 28, 2026. The sold receivables will bear interest until the lender has received payment, at a rate of 15% per annum.

If the Company does complete a subsequent sale of receivables, the pricing on the Units will be set in compliance with applicable policies of the CSE.

In connection with the agreement, the Company paid an arrangement fee to the lender consisting of 3,800,000 common shares (the “Fee Shares”) (having a deemed value of $0.23 based on closing price of the common shares of NuRAN on the closing) representing approximately 5% of the total factoring facility. 2,500,000 of these Fee Shares were issued at the initial closing and the remainder were issued on January 2, 2024 (see note 18). The Fee Shares were subject to a statutory hold period in Canada of four months and a day.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

14.	LOANS PAYABLE (CONTINUED)

On October 17, 2023, the Company amended the terms of the agreement which called for additional cash payments, completion of other financing and securing the indebtedness by way of a general security agreement in favor of the lender or its duly authorized agent on or before September 30, 2023, this date was extended to October 31, 2023.

On December 4th, 2023, the Company further amended the terms of the agreement by selling receivables valued at $1.425 million for proceeds of $865,000 consisting of:

(i)	a cash payment of $215,000 that have been received by the Company; and

(ii)	a cash payment $650,000 from October 31, 2023 to December 31, 2023 for the purpose of funding working capital requirements leading up to the finalisation of other loans.

Included in the amendment, the lender agreed to extend various deadlines until January 31, 2024.

Furthermore, pursuant to the amendment, if the Company chooses to satisfy the recourse account by issuing units, which is entirely at the discretion of the Company, the deemed price per unit is to be $0.225 per unit and the warrant exercise price will be $0.25. Finally, the amendment adjusted the timing and quantum of the Fee Shares so that the remaining balance of 1,300,000 Fee Shares has increased to 1,900,000, 1,000,000 were issued on or before January 31, 2024, and the remainder were issued on or before March 15, 2024 (see note 18). The Fee Shares was subject to a statutory hold period in Canada of four months and a day from the date of issuance.

On April 2nd, 2024, the Company further amended the terms of the agreement by selling receivables valued at $1.911 million for proceeds of $1,000,000 consisting of a cash payment that has been received by the Company. $19,11 million was added to the factoring loan, $1,000,000 was recorded in factoring receivable and $1,910,763 was recoded in factoring reserve.

On June 25, 2024, the Company further amended the terms of the agreement to allow for the drawdown of an additional US$ 2,000,000 by selling additional receivables as required by the Company.

On December 23, 2024, the Company further amended the terms of the agreement to increase the maximum amount available on the facility to $25.5 million and reduce interest for 2024 to 5%. In addition, the lender has agreed to cap conversions so that no more than 30,000,0000 units form the previous 80,000,000 units which are eligible to be issued. Each unit included three quarters of one warrant to purchase a common share at $0.25 till August 28, 2028. As consideration to the lender , the Company agreed to reduce the price per unit to be $0.20 and extend the expiry of the warrants that have been issued or are to be issued to August 28, 2028. $3,100,000 was added to the factoring loan and $7,600,000 was recoded in factoring reserve (see note 19).

During the year ended December 31, 2024, the lender requested the conversion of debt under the agreement totaling a value of $1,459,709, including interest, in common shares of the Company. Taking into account the book value of the debt converted the carrying value recorded for these shares was $1,518,206.

d)	The loan from a non-related party was replaced with another loan which resulting on a debt settlement of USD $394,781, including interest, dated December 5, 2023. The loan bears interest at a rate of 11% and is payable over 24 months.

e)	This loan bears interest at 15% per annum and was repayable on February 6, 2025 but was not repaid on that date.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

14.	LOANS PAYABLE (CONTINUED)

f)	The loan is pursuant to a two-year term loan facility of US$5,000,000 dated July 5, 2024 with FEI to NuRAN Wireless (Africa) Holding. The loan is secured on the business and assets of NuRAN Wireless Cameroon Ltd and NuRAN Wireless DRC SA under general security agreement and bears interest at the Secured Overnight Financing Rate plus 8.5% per annum. Interest accrues but is not payable until maturity.

15.	EMPLOYEE FUTURE BENEFITS

The Company implemented a tailored Simplified Pension Plan (SIPP). All employees in Canada are eligible after three months of continuous service. Participation in the plan is on a voluntary basis and the Company matches employee contributions up to a maximum of 3% of their gross annual salary.

16.	LEASE LIABILITIES

The maturity analysis of the lease liability as at reporting date was as follows:

	Within 1 year	After 1 year but less than 5 years	Total
At 31 December 2024	$	$	$

Gross lease liability	176,230	65,623	241,853
Less future interest costs	13,668	1,116	14,784
	189,898	66,739	256,637

	Within 1 year	After 1 year but less than 5 years	Total
At 31 December 2023	$	$	$

Gross lease liability	225,724	277,745	503,469
Less future interest costs	8,096	16,023	24,118
	233,820	293,768	527,588

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

16.	LEASE LIABILITIES (CONTINUED)

	For the years ended December 31,
	2024	2023
	$	$
Gross carrying amount
Balance as at January 1, 2023	527,588	602,585
Additions	14,678	155,587
Lease payments	(248,892)	(276,644)
Lease interest	34,225	46,060
Waive off	(70,962)
Balance as at December 31, 2023	256,637	527,588

Current	189,898	233,820
Non-current	66,739	293,768
	256,637	527,588

17A.	CONVERTIBLE DEBENTURES

As at December 31, 2024, the convertible debentures consist of the following:

	Convertible debentures	Unsecured convertible debentures	Total
	$	$	$

Balance at December 31, 2022	2,144,620	2,045,368	4,189,988
Issuance (a)	5,768,724	75,000	5,843,724
Extension (b)	—	423,280	423,280
Original issuance discount (OID) (Note 3)	—	(423,280)	(423,280)
Accretion of OID	—	60,469	60,469
Effect of the modification (c)	(4,746,407)	—	(4,746,407)
Fair value adjustment (Note 3)	(280,479)	(334,414)	(614,893)
Conversion (d)	(1,053,888)	—	(1,053,888)
Accretion	359,313	182,611	541,924
Repayment (e)	—	(75,000)	(75,000)
Balance at December 31, 2023	2,191,884	1,954,034	4,145,918

Extension (f)	1,935,682	—	1,935,682
Effect of the modification (g)	(1,833,749)	—	(1,833,749)
Accretion of OID	43,590	362,811	406,401
Conversion (h)	(225,000)	—	(225,000)
Accretion	311,681	328,657	640,338
Closing balance, as at December 31, 2024	2,424,087	2,645,502	5,069,589

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

17A. CONVERTIBLE DEBENTURES (CONTINUED)

(a)	,(c) On February 21, 2023, the Company agreed with debenture holders agreed to extend the maturity for a further 6 months to August 2023 and waive certain rights pursuant to the debentures, including relating to events of default. As consideration to these debenture holders, the Company entered into debt settlement agreements pursuant to which the prior secured debentures and related security agreements from August 2022 were cancelled and the Company agreed to issue the following:

(i)	secured convertible debentures in the aggregate principal amount of $2,975,914 (inclusive of all advances, accrued interest and fees) with a conversion price of $0.42 per common share; and

(ii)	an aggregate of 750,000 bonus shares, which are subject to a 4-month hold.

The new debentures matured on August 23,2023 and do not bear interest until maturity.

The debenture value determined using the current value method was $2,789,883 at the time of issuance in February 2023.

The fair value of the conversion option on February 21, 2023 was estimated at $0, which was derived using a Black-Scholes option pricing model.

The Black-Scholes pricing model used for the conversion options used the following assumptions:

Share price	$0.42
Exercise price	$0.42
Time to maturity	6 months
Risk-free rate	4.23%
Expected volatility	30.91%
Dividend yield	Nil
Dilution factor	42.82%

(a)	On April 24, 2023, the Company issued an unsecured convertible debenture in the principal amount of $75,000. The debenture was to mature on October 24, 2023 with interest accrued until the Maturity date. The debenture value determined using the current value method was $69,243 (Note 18).

On August 29, 2023, the Company restructured its convertible secured debentures issued in February, 2023. The debenture holders agreed to extend the maturity for a further 12 months to August 28, 2024 and waive certain rights pursuant to the debentures, including relating to events of default. As consideration to these debenture holders, the Company entered into debt settlement agreements and agreed to pay a 5% extension fee pursuant to which the prior secured debentures and related security agreements from February 2023 were cancelled and the Company agreed to issue the following: (i) secured convertible debentures in the new aggregate principal amount of $2,792,810 (inclusive of accrued interest and fees) with a new conversion price of $0.35 per unit, with each unit comprised of one common share and three quarters of one warrant, with each whole warrant exercisable to acquire an additional common share at a price of $0.40 until August 28, 2026. The New Debentures will bear interest until at a rate of 15% per annum.

The debenture value determined using the current value method was $2,380,620.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

17A. CONVERTIBLE DEBENTURES (CONTINUED)

The Black-Scholes pricing model used for the conversion options used the following assumptions:

Share price	$0.23
Exercise price	$0.35
Time to maturity	12 months
Risk-free rate	4.78%
Expected volatility	39.54%
Dividend yield	Nil
Dilution factor	36.04%

As at September 30, 2023, the debentures holder agreed to certain amendments including the default provisions of the debentures. As consideration to these debenture holders, the Company agreed to a new conversion price of $0.225 per unit, with each unit comprised of one common share and three quarters (3/4) of one warrant, with each whole warrant exercisable to acquire an additional common share at a price of $0.25 until August 28, 2026. As additional consideration to the debenture holders, the Company agreed to issue 120,000 common shares, which are subject to a statutory hold period in Canada of four months and a day.

The Company issued an aggregate of 750,000 bonus shares, which are subject to a 4-month hold.

The fair value of the conversion option on September 30, 2023 was estimated at $24,203, which was derived using a Black-Scholes option pricing model.

The Black-Scholes pricing model used for the conversion options used the following assumptions:

Share price	$0.212
Exercise price	$0.225
Time to maturity	10 months
Risk-free rate	4.97%
Expected volatility	34.53%
Dividend yield	Nil
Dilution factor	36.03%

(b)	As at December 20, 2023, the Company extended the maturity date of the Convertible Debentures entered into in July 2022. The maturity date of the Convertible Debentures was extended to July 12, 2024 along with other terms of the original debenture which were amended. The original debenture had an original issuance discount of 10% and this was increased to 16% leading to a maturity value of CA$ 2,645,502. In addition, the principal amount is convertible into common shares of the Company at a fixed price of $0.40 at the option of the debenture holder during the term of the Convertible Debenture. Under the terms of the Convertible Debenture the principal amount is due one year from the date of closing and does not bear interest until the maturity date or an event of default occurs. The number and terms of warrants issued in conjunction with the original debenture, as well as all other terms of the debenture did not change.

The debenture value determined using the current value method was $2,273,353.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

17A. CONVERTIBLE DEBENTURES (CONTINUED)

The fair value of the conversion option on December 20, 2023 was estimated at $nil, which was derived using a Black-Scholes option pricing model.

The Black-Scholes pricing model used for the conversion options used the following assumptions:

Share price	$0.11
Exercise price	$0.40
Time to maturity	6 months
Risk-free rate	3.91%
Expected volatility	26.80%
Dividend yield	Nil
Dilution factor	41.06%

(e)	As at October 4th, 2023, the unsecured debenture was settled into a factoring agreement (Note 14). The amounts settled were the unsecured debenture principal amount of $ 75,000, accrued interest of $5,610 and account payable of $44,544. $2,777 was recorded in profit and loss as gain on debt settlement.

(c)	During the year ended December 31, 2023, the debenture holders requested the conversion of debentures totalling a value of $1,053,888 in common shares of the Company. Taking into account the book value of the debentures converted, as well as the value of the conversion option, the carrying value recorded for these shares was $1,056,300.

(a), (f), (g)	On December 23, 2024, the Company extended the convertible secured debentures issued in August 2023. The debenture holders have agreed to extend the maturity for a further 28 months to December 31, 2026 and reduce the interest rate to 10% to December 2026. As consideration to these debenture holders, the Company agreed to increase the principal amount owing of $2,256,419 to include interest accrued to date of $882,034, a one-time extension fee of 15% and a prepayment of interest for 2025 as an increase in the principal amount. In addition, the Company agreed to reduce the price per Unit to $0.20 and to extend the expiry of the warrants that have been issued or are to be issued upon conversion to August 28, 2028. The new principal amount of $4,184,604 includes an Original Issuance Discount (“OID”) of 25% of $1,046,151 (a). The OID is amortized over two years and it recorded in the consolidated statement of financial position as convertible debenture and in profit and loss as financial expenses

The debenture value determined using the current value method was $3,397,006.

The principal amount is convertible, at the option of the debenture holder, into common shares of NuRAN at any time before the maturity date at a price of $0.20 per common share.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

17A. CONVERTIBLE DEBENTURES (CONTINUED)

The fair value of the conversion option on December 23, 2024 was estimated at $41,846 (a), which was derived using a Black-Scholes option pricing model:

Share price	$0.09
Exercise price	$0.20
Time to maturity	2 years
Risk-free rate	3.03%
Expected volatility	60.18%
Dividend yield	Nil
Dilution factor	38.43%

(h) During the year ended December 31, 2024, the debenture holders requested the conversion of debentures totalling a value of $225,000 in common shares of the Company. Taking into account the book value of the debentures converted, as well as the value of the conversion option, the carrying value recorded for these shares was $227,000 (Note 18).

17B. CONVERTIBLE DEBENTURES AND DERIVATIVES LIABILITIES

As at December 31, 2024, the unsecured convertible debentures and derivative liability consist of the following:

	Unsecured Convertible debentures	Derivative liability	Total
	$	$	$

Balance at December 31, 2023	—	—	—
Issuance	3,008,309	—	3,008,309
Original issuance discount (OID)	(1,637,698)	—	(1,637,698)
Fair value adjustment (Note 3)	—	53,482	53,482
Amortization of OID (Note 3)	138,389	—	138,389
Accretion	121,759	—	121,759
Fair value adjustment (Note 3)	—	(53,482)	(53,482)
Effect of foreign exchange	76,166	—	76,166
Closing balance, as at December 31, 2024	1,706,926	—	1,706,926

On August 16, 2024, the Company issued unsecured convertible debentures in the principal amount of US$2,194,772 with an original issue discount equal to 25% of the purchase price. The debenture matures on August 16, 2026. Interest is accrued until the maturity date, at a rate of 15% per annum. The debenture value determined using the current value method was $1,594,729. The principal amount is convertible, at the option of the debenture holder, into common shares of NuRAN at any time before the maturity date at a price of $0.225 per common share.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

17B. CONVERTIBLE DEBENTURES AND DERIVATIVES LIABILITIES (CONTINUED)

The fair value of derivative liability on August 16, 2024 was estimated at $53,482, which was derived using a Black-Scholes option pricing model:

Share price	$0.12
Exercise price	$0.225
Time to maturity	2 years
Risk-free rate	3.31%
Expected volatility	57.08%
Dividend yield	Nil
Dilution factor	38.86%

The fair value at December 31, 2024 was estimated at $nil, which was derived using a Black-Scholes option pricing model:

Share price	$0.08
Exercise price	$0.225
Time to maturity	1.58 years
Risk-free rate	2.93%
Expected volatility	55.18%
Dividend yield	Nil
Dilution factor	38.04%

The Company measured the conversion feature of convertible debentures at FVTPL and the conversion feature was classified as a derivative financial liability for the loan, which was denominated in a currency other than the Company’s functional currency (and therefore its exercise price is not fixed in the Company’s functional currency) and is convertible into a variable number of both common shares and warrants. The embedded derivative did not qualify as an equity instrument due to not meeting the “fixed for fixed” criteria of IAS 32 Financial instruments: Presentation. Therefore, the Company separated the embedded derivative from the host contract and accounted for each element separately. The embedded derivative was initially recognized at its fair value. The amount of change in the fair value of the derivative is presented in profit or loss.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

18.	SHARE CAPITAL

NuRAN’s share capital consists only of fully paid shares of each of the following categories, each of an unlimited amount and without nominal value:

Common shares, voting and participating

Preferred shares

	2024		2023
	Number	$	Number	$
Balance as at December 31, 2023	43,043,579	51,413,683	35,008,197	46,948,232
Issue of share capital (a)	14,650,553	1,842,306	3,659,215	970,970
Convertible Debenture (b)	—	1,588,204	—	611,054
Debenture conversion in share capital (c)	1,000,000	227,000	3,056,167	1,056,300
Issue of Warrants (d)	—	(77,106)	—	(60,873)
Exercise of Warrants (e)	—	—	1,250,000	1,888,000
Employee shared-based compensation (f)	—	—	70,000	—
Balance as at December 31, 2024	58,694,132	54,994,088	43,043,579	51,413,683

During the year ended December 31, 2024, the Company had the following share transactions:

(a)	From January 10, 2024 to December 31, 2024, the Company issued 371,100 shares as of shares for services with shares price between $0.105 and $0.13, resulting in the recognition of $45,200 as administrative expenses in the profit and loss.

From January 31, 2024 to November 7, 2024, the Company issued 11,879,453 shares as of loan conversion with shares price between $0.10 and $0.166, resulting in the recognition of $1,543,106 as share capital and $1,127,771 as loss on debt settlement in the profit and loss.

On January 2, 2024, 1,900,000 shares were issued as bonus shares resulting in the recognition of $45,000 as a loss on debt settlement in the profit and loss.

On December 16, 2024, the Company issued 500,000 shares were issued as interest payment on debenture, resulting in the recognition of $209,000 as administrative expenses in the profit and loss. From February 21, 2023 to December 31, 2023, $1,534,722 was recognized for the fair value on debentures

(b)	On August 16, 2024, $822,461 was recognized for the fair value on debentures. On December 23, 2024, $765,742 was recognized for the fair value on debentures.

(c)	On April 2025, the Company issued 1,000,000 shares upon the conversion of debenture at a share price of $0.225 (Note 17).

(d)	From January 31, 2024 to November 7, 2024, the Company issued 9,659,582 warrants for loan and debenture exercise. The fair value of the warrants was $77,106.

(e)	Nil in 2024 (Note 19).

(f)	Nil in 2024 (Note 19).

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

18.	SHARE CAPITAL (CONTINUED)

During the year ended December 31, 2023, the Company had the following share transactions:

(a)	From February 21, 2023 to November 29, 2023, the Company issued 870,000 shares as of bonus shares, resulting in the recognition of $328,170 as a loss on debt settlement in the profit and loss.

From July 30, 2023 to October 10, 2023, the Company issued 289,215 shares as of shares for services at a share price between $0.19 and $0.305, resulting in the recognition of $67,800 as administrative expenses in the profit and loss.

On August 28, 2023, the Company issued 2,500,000 shares as of fee shares, resulting in the recognition of $575,00 as a Administrative expenses in the profit and loss. As stated in Note 14, on January 2, 2024, the Factor received the bonus shares at a price of $0.

(b)	From February 21, 2023 to December 31, 2023, $611,054 was recognized for the fair value on debentures.

(c)	From February 22, 2023 to December 31, 20233, the Company issued 3,056,167 shares following the conversion of debenture (Note 17).

(d)	From April 24, 2023 to December 31, 2023, the Company granted 7,979,625 warrants for factoring and debenture exercise. The fair value of the warrants was $60,873 (Note 19).

(e)	From February 24, 2023 to October 31, 2023, 1,250,000 warrants were exercised for a present value of $1,888,000 (Note 19).

(f)	From January 31, 2023 to March 31, 2023, issued 70,000 RSU shares to employees at a price of $0.

19.	WARRANTS

The following is a summary of the activity of warrants:

	2024	2023
	$	$
Balance as at December 31, 2022	792,537	6,085,741
Issue of Warrants	77,106	60,873
Exercise of Warrants (a)	—	(1,888,000)
Employee shared-based compensation	—	6,264
Warrants expired	(108,148)	(3,448,342)
Warrants forfeited	—	(24,000)
Balance as at December 31, 2023	761,495	792,537

(a)	In 2024, nil warrants were exercised at an exercise price of $nil (In 2023, 1,250,000 warrants were exercised at an exercise price of $0) (Note 18).

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

19. WARRANTS (CONTINUED)

		2024
	Number of warrants	Weighted average exercise price
		$
Opening balance	11,911,105	1.20
Granted during the year	9,659,582	0.25
Expired during the year	(3,031,481)	0.98
Closing balance, as at December 31, 2024	18,539,206	0.38
Closing balance of exercisable warrants, as at December 31, 2024	18,539,206	0.38

		2023
	Number of warrants	Weighted average exercise price
		$
Opening balance	12,297,895	1.47
Granted during the period	7,979,625	0.29
Exercised during the period	(1,250,000)	—
Expired during the period	(5,116,415)	2.34
Forfeited during the period	(2,000,000)	0.40
Closing balance of outstanding warrants, as at December 31, 2023	11,911,105	0.64
Closing balance of exercisable warrants, as at December 31, 2023	5,361,105	1.20

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

19.	WARRANTS (CONTINUED)

The following is a summary of warrants outstanding and exercisable as at December 31, 2024:

		Warrants outstanding		Warrants exercisable
	Number	Weighted average contractual life (years)	Number	Weighted average contractual life (years)
December 31, 2024 Exercise price
$0.25	10,489,207	1.66	10,489,207	1.66
$0.25	5,000,000	0.92	5,000,000	0.92
$0.40	150,000	1.66	150,000	1.66
$1.10	2,899,999	0.63	2,899,999	0.63
	18,539,206		18,539,206

		Warrants outstanding		Warrants exercisable
December 31, 2023 Exercise price	Number	Weighted average contractual life (years)	Number	Weighted average contractual life (years)
$0,00	700,000	0.25	—	—
$0,00	850,000	0.68	—	—
$0.25	5,000,000	1.92	—	—
$0.25	829,625	2.66	829,625	2.66
$0.40	150,000	2.66	150,000	2.66
$1.10	2,899,999	1.64	2,899,999	1.64
$2,00	1,481,481	0.53	1,481,481	0.53
	11,911,105		5,361,105

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

19.	WARRANTS (CONTINUED)

As at April 25th, 2023, the Company closed a non-convertible bridge loan from a US based institution. The Company also agreed to issue to the lender 2,000,000 share purchase warrants with each warrant exercisable to acquire a share of the Company at an exercise price of $0.40 for a period of two years from the closing date (Note 14).

The fair value of the warrants on April 25th, 2023 was estimated at $24,000, which was derived using the Black-Scholes option pricing model.

The Black-Scholes pricing model used for the warrants used the following assumptions:

Share price	$0.30
Exercise price	$0.40
Time to maturity	2 years
Risk-free rate	3.73%
Expected volatility	50.21%
Dividend yield	Nil
Dilution factor	42.35%

On August 29, 2023, the Company restructured its convertible secured debentures issued in February, 2023. The debenture holders have agreed to extend the maturity for a further 12 months to August, 2024 and waive certain rights pursuant to the debentures, including relating to events of default. As consideration to these debenture holders, the Company entered into debt settlement agreements and agreed to pay a 5% extension fee pursuant to which the prior secured debentures and related security agreements from February 2023 were cancelled and the Company agreed to issue the following: (i) secured convertible debentures in the new aggregate principal amount of $2,792,810 (inclusive of accrued interest and fees) with a new conversion price of $0.35 per unit, with each unit comprised of one common share and three quarters of one warrant, with each whole warrant exercisable to acquire an additional common share at a price of $0.40 until August 28, 2026.

On September 30, 2023, the debentures holder agreed to extend the maturity to February 28, 2024. As consideration to these debenture holders, the Company agreed to a new conversion price of $0.225 per unit, with each unit comprised of one common share and three quarters (3/4) of one warrant, with each whole warrant exercisable to acquire an additional common share at a price of $0.25 until August 28, 2026

The fair value of the 150,000 warrants on November 1st, 2023 was estimated at $3,600, which was derived using a Black-Scholes option pricing model.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

19.	WARRANTS (CONTINUED)

The Black-Scholes pricing model used for the warrants used the following assumptions:

Share price	$0.16
Exercise price	$0.25
Time to maturity	2.75 years
Risk-free rate	4.53%
Expected volatility	83.10%
Dividend yield	Nil
Dilution factor	34.23%

The fair value of the warrants 150,000 on November 30, 2023 was estimated at $2,550, which was derived using a Black-Scholes option pricing model.

The Black-Scholes pricing model used for the warrants used the following assumptions:

Share price	$0.15
Exercise price	$0.25
Time to maturity	2.67 years
Risk-free rate	4.20%
Expected volatility	60.93%
Dividend yield	Nil
Dilution factor	31.87%

The fair value of the warrants 150,000 on December 5, 2023 was estimated at $2,250, which was derived using a Black-Scholes option pricing model.

The Black-Scholes pricing model used for the warrants used the following assumptions:

Share price	$0.13
Exercise price	$0.25
Time to maturity	2.67 years
Risk-free rate	4.07%
Expected volatility	60.93%
Dividend yield	Nil
Dilution factor	36.73%

The fair value of the warrants 150,000 on December 11, 2023 was estimated at $1.350, which was derived using a Black-Scholes option pricing model.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

19.	WARRANTS (CONTINUED)

The Black-Scholes pricing model used for the warrants used the following assumptions:

Share price	$0.13
Exercise price	$0.25
Time to maturity	2.67 years
Risk-free rate	4.19%
Expected volatility	60.83%
Dividend yield	Nil
Dilution factor	36.57%

The fair value of the warrants 150,000 on December 13, 2023 was estimated at $1.350, which was derived using a Black-Scholes option pricing model.

The Black-Scholes pricing model used for the warrants used the following assumptions:

Share price	$0.13
Exercise price	$0.25
Time to maturity	2.67 years
Risk-free rate	3.97%
Expected volatility	61.12%
Dividend yield	Nil
Dilution factor	36.72%

The fair value of the warrants 154,625 on December 21, 2023 was estimated at $773, which was derived using a Black-Scholes option pricing model.

The Black-Scholes pricing model used for the warrants used the following assumptions:

Share price	$0.11
Exercise price	$0.25
Time to maturity	2.67 years
Risk-free rate	3.94%
Expected volatility	61.15%
Dividend yield	Nil
Dilution factor	41.07%

On December 4th, 2023, the Company received an extension from the US based institution. As consideration, the Company issued to the lender 5,000,000 share purchase warrants to replace the existing warrants held by the lender, with each warrant exercisable to acquire a share of the Company at an exercise price of $0.25 for a period of two years.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

19.	WARRANTS (CONTINUED)

The fair value of the warrants on December 4th, 2023, was estimated at $25,000, which was derived using a Black-Scholes option pricing model.

The Black-Scholes pricing model used for the warrants used the following assumptions:

Share price	$0.14
Exercise price	$0.25
Time to maturity	2 years
Risk-free rate	4.07%
Expected volatility	54.43%
Dividend yield	Nil
Dilution factor	36.97%

During the year, the Company issued 9,659,582 warrants. The value totaling $71,856 was obtained using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate between 2.93% and 4.35%; expected volatility between 55.93% and 62.68%; expected dividend yield of 0%; expected life between one and two years and exercise price of $0.25. Expected volatility was based on the historical volatility of other comparable listed companies. The share price upon issuance was between $0.10 and $0.17.

20.	CONTRIBUTED SURPLUS

The Company has a stock option plan for its employees, officers, directors and consultants for up to 10% of the issued and outstanding shares at the grant date.

The following is a summary of the activity of stock options and warrants:

	2024	2023
	$	$
Balance as at December 31, 2023	6,623,292	3,020,950
Issue of stock options	—	130,000
Warrants expired	108,148	3,448,342
Warrants forfeited	—	24,000
Balance as at December 31, 2024	6,731,440	6,623,292

(a)	3,041,481 warrants expired and nil forfeited during 2024 (5,116,415 expired and 2,000,000 forfeited in 2023)

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

20.	CONTRIBUTED SURPLUS (CONTINUED)

		2024
	Number of options	Weighted average exercise price
		$
Opening balance	3,305,000	1.54
Forfeited during the period	(435,000)	1.82
Closing balance, as at December 31, 2024	2,870,000	1.34
Closing balance of exercisable options, as at December 31, 2024	2,870,000	1.34

		2023
	Number of options	Weighted average exercise price
		$
Opening balance	2,404,000	1.94
Granted during the period	1,250,000	0.43
Forfeited during the period	(349,000)	1.48
Closing balance, as at December 31, 2023	3,305,000	1.54
Closing balance of exercisable options, as at December 31, 2023	3,305,000	1.54

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

20.	CONTRIBUTED SURPLUS (CONTINUED)

The following is a summary of stock options outstanding and exercisable as at December 31, 2024:

		Options outstanding		Options exercisable
	Number	Weighted average contractual life (years)	Number	Weighted average contractual life (years)
December 31, 2024 Exercise price
$0.43	1,250,000	1.26	1,250,000	1.26
$1.34	250,000	2.07	250,000	2.07
$1.67	100,000	1.82	100,000	1.82
$1.70	250,000	1.80	250,000	1.80
$2.35	1,020,000	1.11	1,020,000	1.11
	2,870,000		2,870,000

		Options outstanding		Options exercisable
	Number	Weighted average contractual life (years)	Number	Weighted average contractual life (years)
December 31, 2023 Exercise price
$0.43	1,250,000	2.26	1,250,000	2.26
$1.34	250,000	3.08	250,000	3.08
$1.60	310,000	0.86	310,000	0.86
$1.67	100,000	2.82	100,000	2.82
$1.70	250,000	2.81	250,000	2.81
$2.35	1,145,000	1.98	1,145,000	1.98
	3,305,000		3,305,000

In total, $nil ($6,264 in 2023) of employee remuneration expense and consultant fees (all of which related to equity-settled share-based payment transactions) has been included in profit or loss and credited to contributed surplus.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

21.	FAIR VALUE OF CONVERSION OPTION

	For the years ended,
	2024	2023
	$	$
Balance as at December 31, 2023	21,990	20,564
Debenture issued (a)	41,846	32,182
Conversion of debentures	(2,000)	(2,412)
Modification of the debentures (Note 17A)	(19,990)	(28,344)
Balance as at December 31, 2024	41,846	21,990

(a)	During the year, for the fair value of the conversion options on debentures issued estimation was derived using a Black-Scholes option pricing model (Note 17A and 17B).

22.	LOSS PER SHARE

(a)	Basic

Basic income (loss) per share is calculated by dividing income (loss) by weighted average number of common shares in issue for the year

	2024	2023
	$	$
Net loss for the year	(8,755,860)	(12,322,245)
Weighted average number of outstanding common shares	53,832,351	38,648,463
Loss per share	(0.16)	(0.32)

(b)	Diluted

Diluted income (loss) per common share is equal to the loss per common share for the year 2024 and the year 2023 as all of the shares options and warrants outstanding are anti-dilutive.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

23.	INCOME TAXES

Current income tax expense

For the year ended December 31, 2024, the reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.50% to the effective tax rate is as follow:

	For the years ended

	31-Dec-24	31-Dec-23
	$	$
Loss before income taxes	(9,433,588)	(12,322,243)

Income tax recovery calculated on the basis of the statutory rate in Canada of 26.50%, Mauritius, Cameroon, Madagascar, DRC, Ivory Coast	(1,096,168)	(1,881,380)
Increase (decrease) of the following items:

Non-deductible items	915,669	357,648

Change in unrecognized deferred tax assets	762,396	1,523,732

Other	(437,445)	—

Income tax expense in the consolidated statement of net loss and comprehensive loss	144,453	—

The major component of tax reconciliation of the expected tax expense based on the domestic tax rate for NuRAN (26.50% in 2024; 26.50% in 2023) and the reported tax expense in profit or loss is the increase of the unused tax losses and deductible temporary difference for which no deferred tax assets are recognized.

Deferred income taxes

Deferred income taxes reflect the net tax effects of temporary difference between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

23.	INCOME TAXES (CONTINUED)

Significant components of the Company’s deferred income tax assets (liabilities) are as follows:

	31-Dec-24	31-Dec-23
	$	$
Non-capital loss carry-forwards	18,168,410	3,327,329
Share issue costs - Canada	7,147	31,379
Property, plant and equipment and intangible assets	389,359	290,346
Capital loss	306,749	306,749
	18,871,665	3,955,803

The Company has the following deductible temporary differences for which no deferred tax assets have been recognized:

	31-Dec-24	31-Dec-23
	$	$
Non-capital loss carry-forwards	74,402,230	71,694,529
Share issue costs - Canada	26,971	118,410
Property, plant and equipment and intangible assets	1,469,278	1,095,645
Capital loss	2,315,084	2,315,084
	78,213,563	75,223,668

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can use benefits.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

23.	INCOME TAXES (CONTINUED)

The Company has unused tax losses from its operations totalling $74,402,230 for the federal level and $60,939,780 for the provincial level that may be carried forward and applied against taxable income over the following years:

	Federal	Provincial
	$	$
2026	4,002,728	4,002,728
2027	7,111,602	7,111,602
2028	839,160	839,160
2029	1,011,425	1,011,425
2030	1,733,354	1,733,354
2031	319,624	319,624
2032	1,909,838	1,909,838
2033	5,191,898	5,191,898
2034	62,565	62,565
2035	370,754	370,754
2036	1,633,722	1,633,722
2037	2,283,254	2,283,254
2038	2,863,446	2,863,446
2039	2,930,186	2,930,186
2040	2,679,981	2,679,981
2041	27,287,399	14,144,766
2042	3,652,495	3,326,978
2043	5,811,098	5,816,687
2044	2,707,701	2,707,812
	74,402,230	60,939,780

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

24.	FINANCIAL EXPENSES

Financial expenses consist of the following:

	For the years ended
	December 31, 2024	December 31, 2023
	$	$
Foreign exchange loss / (gain) (a)	(1,130,323)	338,595
Factoring fees	—	83,798
Bank charges	43,030	33,069
Penalties	35,820	105,635
Accretion expense on convertible debentures	762,097	541,924
Interest expenses for financial liabilities at amortized cost
Current liabilities	757,556	49,713
Non-current liabilities	2,128,780	2,447,252
	2,596,960	3,599,987

(a)	Exchange differences arising from such monetary items are recognized in profit and loss in separate subsidiaries financial statements from loans at the parent level.

25.	EMPLOYEE REMUNERATION

Expenses recognized for employee benefits such as wages, salaries and social security costs total $3,146,087 for the year ended December 31, 2024 ($2,834,363 for the year ended December 31, 2023).

26.	LEASE SERVICE CONTRACT

The Company leases offices under the scope of IFRS 16. The future lease payment for the 12 months period ending December 31, 2023 until expiration of the lease agreement is $271,422 ($527,588 for the year ended December 31, 2023).

The lease expense during the 12 months period amounts to the following, representing the minimum lease payments:

	December 31, 2024	December 31, 2023
	$	$
Lease expense (office)	248,892	276,644

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

27.	COMMITMENTS

On June 29, 2021, the Company entered into a 10-year agreement with Space-Communication Ltd. (“Spacecom”) for the provision of satellite capacity and bandwidth services on geostationary (GEO) satellites, expiring on June 28, 2031. Under the agreement, Spacecom has the commitment to meet the Company’s satellite service requirements—whether for capacity, managed services, or related solutions— provided it can deliver the required services at the agreed price, by the required start date, and using satellites that meet the defined technical specifications. Spacecom must delivers the services directly or through third-party satellite providers subject to the execution of individual Service Orders between the parties.

28.	RELATED PARTY TRANSACTIONS

The Company’s related parties include companies under common control as well as key management personnel.

Transactions with key management personnel

The Company’s key management consists of the directors and executives. The key management personnel remuneration totals $1,694,187 ($1,689,722 for the year ended December 31, 2023), benefits totals $121,635 ($166,719 for the year ended December 31, 2023) and a share-based compensation totals $nil ($6,264 for year ended December 31, 2023) for the year ended December 31, 2024. The accounts payable and accrued liabilities related to key management personnel totals $412,797 as at December 31, 2024 ($498,589 - December 31, 2023).

29.	FINANCIAL INSTRUMENTS RISK

Risk management objectives and policies

The Company is exposed to various risks in relation to financial instruments. The main types of risks are market risk, credit risk and liquidity risk.

The Company’s risk management is coordinated by its executives and focuses on identifying risks and that the capital base is adequate in relation to those risks.

The Company does not actively engage in the trading of financial assets for speculative purposes and it does not write options.

The carrying amounts of the Company’s financial assets and liabilities by category are as follows:

	December 31, 2024	December 31, 2023
	$	$
Financial assets classified at amortized cost
Cash	1,171,558	172,880
Trade accounts receivable	1,979,309	1,272,655
	3,150,868	1,445,535

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

29.	FINANCIAL INSTRUMENT RISK (CONTINUED)

	December 31, 2024	December 31, 2023
	$	$
Financial liabilities carried at amortized cost
Trade accounts payable	10,557,772	9,192,836
Convertible debentures	5,069,589	4,145,918
Convertible debentures and derivative liabilities	1,706,926	—
Loans payable	14,404,484	9,393,761
Lease Liabilities	256,637	527,588
	31,995,408	23,260,103

The carrying amount of cash, trade accounts receivable, trade accounts payable, convertible debentures, loans payable approximate their fair values due to the short-term nature.

The most significant financial risks to which the Company is exposed are described below.

Market risk analysis

The Company is exposed to market risk through its use of financial instruments and specifically foreign currency risk which result from its operating and financing activities.

■	Foreign currency risk and foreign currency sensitivity:

The exposure to currency exchange rate fluctuations arises from the Company’s sales and expenses outside Canada, which are primarily denominated in US dollars.

To mitigate the Company’s exposure to foreign currency risk, non-Canadian cash flows are monitored, but no forward exchange contracts or other derivative financial instruments are entered in.

Market risk analysis

Foreign currency-denominated financial assets and liabilities which expose the Company to currency risk are disclosed below. The amounts shown are those reported by key management. They are exposed to US dollars, XAF, XOF and Ariary and they are translated in Canadian dollars at the closing rate:

December 31, 2024
	Profit or loss
Effects in Canadian dollars	Strengthening $	Weakening $
USD (5% movement)	265,878	(265,878)
XAF (5% movement)	70,581	(70,581)
MGA (5% movement)	34	(34)
XOF (5% movement)	1,012	(1,012)

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

29. FINANCIAL INSTRUMENT RISK (CONTINUED)

December 31, 2023

	Profit or loss
Effects in Canadian dollars	Strengthening $	Weakening $
USD (5% movement)	179,660	(179,660)
XAF (5% movement)	63,742	(63,742)
MGA (5% movement)	35	(35)
XOF (5% movement)	107	(108)

A change in exchange rates of 5% is considered to be reasonably possible based on the observation of current market conditions and the market risk volatility in exchange rates in the previous 12 months. All other things being equal, such a change in exchange rates would have increased or decreased the net loss and deficit by $188,278 for the year ended December 31, 2024 ($256,484 in 2023) based on the Company’s foreign currency financial instruments held at each reporting date.

Credit risk analysis

Credit risk is the risk that a counterparty fails to discharge an obligation to the Company. The Company is exposed to this risk mainly due to trade accounts receivable from its customers. The Company’s maximum exposure to credit risk is limited to the carrying amount of financial assets recognized as at its reporting date.

The Company continuously monitors defaults of customers and incorporates this information into its credit risk controls.

To assess the expected credit losses, trade accounts receivable have been assessed on an individual basis since they originate from specific contracts. There are few contracts, therefore, this gives a more precise assessment than using a calculation matrix and grouping all trade accounts receivable according to certain criteria. Note 6

The Company takes into account economic perspectives of regions served by its clients as well as economic decisions affecting the telecommunication industry in Canada and worldwide. Therefore the Company adjusted the hypothesis of assessment according to expected changes in these factors.

Trade accounts receivable are written off when there is no reasonable expectation of recovery. Failure to make payments within 120 days from the invoice date and failure to engage with the Company on alternative payment arrangement for instance are considered indicators of no reasonable expectation of recovery.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

29.	FINANCIAL INSTRUMENT RISK (CONTINUED)

Credit risk analysis

The Company’s management considers that all of its financial assets that are not impaired or past due are of good credit quality. The amounts analyzed by the length of time past due are the following:

	December 31, 2024	December 31, 2023
	$	$
No more than three months	447,812	3,681,340
More than three months but no more than six months	888,589	1,142,549
More than six months but no more than one year	88,862	565,252
More than one year	644,665	232,721
	2,069,928	5,621,862

The Company held cash and cash equivalents of CAD 1,171,550 at 31 December 2024 (2023: CAD 172,880). The cash and cash equivalents are held with bank and financial institution counterparties, which are rated AA- to AA+, based on rating agency ratings.

The Company is exposed to a credit risk concentration because 92% of its trade accounts receivable are due from three customers (94% from three customers as at December 31, 2023).

Interest rate risk analysis

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in market interest rates. A sensitivity analysis has determined that one percent change in interest rate have increased or decreased the net loss and deficit by $246,818 for the year ended December 31, 2024 ($79,490 in 2023) based on the Company’s financial instruments held at each reporting date. The Company is exposed to interest rate price risk as all convertible debentures bear interest at a fixed rate for most of the debt instruments.

Liquidity risk analysis

Liquidity risk is the risk that the Company might be unable to meet its obligations. The Company manages its liquidity needs by monitoring forecasts of cash inflows and outflows due in day-to-day business. Net cash requirements on day-to-day, week-to-week and 30-day projections are compared to available borrowing facilities in order to determine headroom or any shortfalls. The Company’s current year trade and other payables are in arrears.

The Company considers expected cash flows from financial assets in assessing and managing liquidity risk, in particular its cash resources and trade accounts receivable. The Company’s existing cash resources and its trade accounts receivable are insufficient to cover the current cash outflow requirement and, therefore, the Company is actively exploring possible sources of financing on the market. Cash flows from trade and other receivables are all contractually due within six months.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

29.	FINANCIAL INSTRUMENT RISK (CONTINUED)

Liquidity risk analysis

The Company’s financial liabilities have contractual maturities (including interest payments, where applicable) which are summarized below:

				December 31, 2024
		Current		Non- current
	Within 6 months	6 to 12 months	1 to 5 years	Later than 5 years	Total
	$	$	$	$	$
Trade and other payables	2,590,046	2,494,039	5,473,687	—	10,557,772
Lease liabilities	93,057	96,841	66,739	—	256,637
Loan payable	10,574,985	3,829,499	—	—	14,404,483
Convertible	5,069,589	—	—	—	5,069,589
Debenture
Convertible Debenture and derivative liabilities	1,706,926	—	—	—	1,706,926
	20,034,602	6,420,379	5,540,426	—	31,995,408

These amounts reflect the contractual undiscounted cash flows, and therefore may differ from the carrying amounts of the liabilities at the reporting date.

Fair value measurement

Financial assets and financial liabilities measured at amortized cost which fair value is disclosed in the consolidated statements of financial position are grouped into three levels of a fair value hierarchy. The three levels are defined based on the observability of significant inputs to the measurement, as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

■	Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly;

■	Level 3: Unobservable inputs for the asset or liability

The derivative liability is considered Level 3.

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

30.	CAPITAL MANAGEMENT POLICIES AND PROCEDURES

The Company’s capital management objectives are to ensure the Company’s ability to continue as a going concern in order to fund future operations (Note 1).

The Company monitors capital and management assesses the Company’s capital requirements in order to maintain an efficient overall financing structure while avoiding excessive leverage.

31.	REVENUE FROM CONTRACTS WITH CUSTOMERS AND SEGMENT INFORMATION

Disaggregation of Revenue

The Company has examined its activities and has determined that, based on information reviewed on a regular basis by the main decision-makers, it has two reportable segments (NaaS and Direct sales). The Company has disaggregated revenue into various categories in the following table which is intended to:

●	depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic date; and

●	enable users to understand the relationship with revenue segment information provided below.

The following information provides the required entity-wide disclosures:

Year Ended December 31, 2024
Segment	Region	Sale of Goods	Rendering of Services	Other	Total
		$	$	$	$
NaaS	Africa	503,512	2,714,839	212,443	3,430,793
Direct	Africa	18,093	40,732	—	58,825
Direct	Canada	195,016	2,618	49	197,683
Direct	Europe	8,019	20,304	—	28,323
Direct	Other	31,872	8,192	—	40,064
Direct	Marshall Islands	575,697	24,427	8,515	608,640
Total		1,332,209	2,811,112	221,007	4,364,327

Cost of sales	2,032,713
Segment profit	2,331,615

Expenses	(10,892,426)
Gain / (loss) on debt settlement	146,946
Impairment of inventory	(4,930)
Impairment of assets	(72,357)
Write-off of assets	(22,274)
Write-off of inventory	(173,193)
Waive of lease liabilities	75,648
Loss before income tax	(8,610,971)

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

31.	REVENUE FROM CONTRACTS WITH CUSTOMERS AND SEGMENT INFORMATION (CONTINUED)

Year Ended December 31, 2023

Segment	Region	Sale of Goods	Rendering of Services	Other	Total
		$	$	$	$
NaaS	Africa	660,203	1,126,288	221,432	2,007,923
Direct	Africa	588,771	15,831	12,871	617,473
Direct	Canada	—	12,814	3,130	15,943
Direct	US	—	—	344	344
Direct	Marshall Islands	557,442	—	—	557,442
Total		1,806,416	1,154,933	237,776	3,199,125

Cost of sales	2,655,305
Segment profit	543,820

Expenses	(12,376,744)
Gain / (Loss) debt settlement	(366,340)
Gain / (loss) on disposal of assets	(757)
Gain / (loss) on loan	(106,461)
Loss before income tax	(12,306,482)

The Company is exposed to a credit risk concentration because 93% of its revenues are from three customers for the year ended December 31, 2024 (86% from two customers in 2023).

All of the Company’s non-current assets are located in Canada ($7,692,678 in 2024, $7,559522 in 2023) and Africa ($60,690 in 2024, $202,166 in 2023).

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

32.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The changes in the Company’s liabilities arising from financing activities can be classified as follows:

		Lease liabilities	Convertible debentures	Convertible debentures and derivative liability	Loans payable, Promissory notes, factoring	Total
		$	$	$	$	$
January 1, 2024 Cash flows		527,588	4,145,918	—	9,393,761	14,067,267
	Repayment	(229,529)	—		(809,421)	(1,038,950)
	Proceeds		—	3,008,309	5,714,501	8,722,810
Non-cash	Interest	34,225			86,971	121,196
	Modification		1,935,681	—	2,508,766	4,444,447
	OID	—	(1,046,151)	(815,236)	—	(1,861,387)
	Loan settlement	—	—	—	(1,644,088)	(1,644,088)
	Amortization of OID	—	406,401	138,389	—	544,791
	Accretion	—	640,338	121,759	—	762,097
	Fair value adjustments	—	(787,598)	(822,462)	—	(1,610,060)
	Conversion	—	(225,000)	—	(1,493,459)	(1,718,459)
	Waive off	(75,647)	—	—		(75,647)
	Forex exchange	—	—	76166	647,453	723,619
December 31, 2024		256,637	5,069,589	1,706,926	14,404,484	21,437,636

Nuran Wireless Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Expressed in Canadian dollars)

32.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES (CONTINUED)

	Lease liabilities	Convertible debentures and derivative liability	Loan payable	Total
	$	$	$	$
January 1, 2023	602,585	4,189,988	—	4,792,573
Cash flows			—
Addition	155,587	—	9,393,761	9,549,348
Repayment	(276,644)	—	—	(276,644)
Proceeds	46,058	—	—	46,058
Non-cash
Issuance of convertible debenture	—	5,289,300	—	5,289,300
Repayment of convertible debenture	—	(4,821,407)	—	(4,821,407)
Accretion of convertible debentures	—	541,924	—	541,924
Conversion of convertible debentures	—	(1,053,888)	—	(1,053,888)
December 31, 2023	527,585	4,145,918	9,393,761	14,067,265

33.	SUBSEQUENT EVENTS

On February 28th, 2025, the Company received approval for the second drawdown of US$ 1.05 Million from a fund managed by FEI Capital. This follows the first drawdown of US$ 2.5 Million received on July 16, 2024, as part of the US$ 5 Million loan facility agreement entered on April 26, 2024 (Note 14(f)).